UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F      [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Consolidation

On July 5, 2017, the Board of Directors (the “Board”) of Sphere 3D Corp. (the “Company”) authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-25, which became effective on July 11, 2017. As a result of the share consolidation, every 25 shares of the Company’s pre-share consolidation common shares will be combined and reclassified into one share of the Company’s common shares.

On July 11, 2017 the Company filed an amendment to its Articles of Amalgamation to effectuate the share consolidation. A copy of the amendment is filed as Exhibit 99.1 hereto and is incorporated by reference into this report.

The par value and other terms of Company’s common stock were not affected by the share consolidation. The Company’s post-share consolidation common shares have a new CUSIP number, 84841L209, and will be traded under the existing trading symbol “ANY”. The Company’s transfer agent, TSX Trust Company is acting as exchange agent for the share consolidation and will send instructions to shareholders of record regarding the exchange of certificates for common shares.

On July 11, 2017, the Company issued a press release announcing the share consolidation. A copy of the of the press release is filed as Exhibit 99.2 hereto and is incorporated by reference into this report.

Amendments to By-Law No. 1

On May 10, 2017, the Board approved and adopted certain amendments to By-Law No. 1 of the Company, being a by-law relating generally to the transaction of the business and affairs of the Company. The amendments to By-Law No. 1 were confirmed by a resolution adopted by a majority of the votes cast by the shareholders of the Company at the Special Meeting of shareholders of the Company held on June 27, 2017.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to By-Law No. 1, as amended, the form of which is attached hereto as Exhibit 99.3, and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Certificate of Amendment to the Articles of Amalgamation of the Company
99.2	News Release dated July 11, 2017
99.3	By-Law No. 1, as amended

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: July 17, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer